Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

NEW APPOINTMENTS TO THE MANAGEMENT OF RICHMONT MINES

MONTREAL, October 21, 2005 - Richmont Mines announces that the board of directors has appointed Mr. Martin Rivard as the Company's President and Chief Executive Officer and Mr. Christian Pichette as Vice President of Operations.

Martin Rivard holds a bachelor's degree in business administration and has worked for Richmont Mines since 1996. Over the past five years, he has served as Executive Vice President and has contributed in particular to the Company's corporate development, acquisitions, project launches and financing. In order to become an intermediate gold producer within three to four years, Richmont Mines has, since 2003, acquired properties and concluded major partnership agreements that have enabled the Company to orient itself towards growth slated to begin in 2006, when the Beaufor, East Amphi and Island Gold mines enter simultaneous operation.

Christian Pichette joined the Richmont Mines team last September. A mining engineer by training, he holds a master's degree in rock mechanics and has more than 25 years' experience in the mining field, during which he has held managerial positions at Placer Dome, TVX Gold, Barrick Gold and Cambior. His expertise in underground operations is wide-ranging and constitutes a valuable asset for the Company.

Richmont Mines is a gold producer listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. The Company focuses its activities on the development, the operation and the exploration of underground gold mines in the Canadian provinces of Quebec, Ontario and Newfoundland. Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties.

Jean-Guy Rivard
Chairman of the board

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex

Web site: www.richmont-mines.com